

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

Ms. Kathleen L. Quirk
Chief Financial Officer
Freeport-McMoRan Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004-4414

> **Re: Freeport-McMoRan Copper & Gold Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed February 28, 2007**
> **File No. 1-11307**

Dear Ms. Quirk:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 44

1.   Please eliminate your subtotal relating to the change in working capital presented in your statement of cash flows, as this presentation is not contemplated by SFAS 95.

Note 1 – Summary of Significant Accounting Policies

Property, Plant, Equipment and Development Costs, page 49

2.   We note your disclosure that indicates development costs are capitalized beginning after proven and probable reserves have been established. Please tell us and disclose your accounting for drilling and related costs incurred for the purpose of converting measured, indicated and inferred resources to reserves.

3.   Please tell us and disclose your accounting policy for costs incurred to identify new resources beyond your existing inferred resources at development or production stage properties.

Deferred Mining Costs, page 50

4.   Please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

5.   Please tell us how you define a mine for purposes of applying the guidance of EITF 04-6.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 3 – Summary of Significant Accounting Policies

Goodwill, page 12

6.   We note your disclosure that indicates you are in the process of determining the appropriate definition of reporting units for the allocation of goodwill that may range from individual mines to aggregations of several mines. Please expand your disclosure to clarify what you mean by "an aggregation of several mines"

and disclose the criteria that you use to determine which mines are to be aggregated to determine a particular reporting unit.   Please refer to EITF 04-4, 98-3 and D-101.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Ms. Kathleen L. Quirk
Freeport-McMoRan Copper & Gold Inc.
September 6, 2007
page 4

Sincerely,

Jill S. Davis
Branch Chief